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                                                                  Exhibit (g)(2)

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

GOLDPLATE HOLDINGS INC.,
                                      Plaintiff,

                  - against -                         Civil Action No. 16820NC

PETER J. CANZONE, SERGE WEINBERG,
JUDITH E. CAMPBELL, WILLIAM C. JOHNSON,               CLASS ACTION COMPLAINT
HARTMUT KRAMER, JOHANNES LONING,
ANTOINE METZGER, RICHARD SIMONIN,
PETER M. STARRETT, BRYLANE INC. and
PINAULT-PRINTEMPS-REDOUTE, S.A.,

                                      Defendants.



         Plaintiff, by its attorneys, Rosenthal, Monhait, Gross & Goddess, P.A., for its complaint against defendants, alleges upon information and belief, except for paragraph 2 hereof, which is alleged upon knowledge, as follows:

         1. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery on its behalf and as a class action on behalf of all persons, other than defendants and those in privity with them, who own the common stock of Brylane, Inc., ("Brylane" or the "Company").

         2. Plaintiff has been the owner of the common stock of the Company since prior to the transaction herein complained of and continuously to date.

         3. Brylane is a corporation duly organized and existing under the laws of the State of Delaware. The Company is the nation's leading specialty catalog retailer of value priced apparel. The Company also offers value priced home products through its home
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catalog. The Company maintains its principal offices at 463 Seventh Avenue,
New York, New York.

         4. Defendant Pinault-Printemps-Redoute S.A. ("PPR") is the record owner of approximately 49.9% of the Company's outstanding common stock.

         5. Defendant Peter J. Canzone is President, Chief Executive Officer, Chairman of the Board and a Director of Brylane.

         6. Defendants Serge Weinberg, Judith E. Campbell, William C. Johnson, Hartmut Kramer, Johannes Loning, Antoine Metzger, Richard Simonin and Peter M. Starrett are directors of Brylane. The individual defendants are PPR's nominees on Brylane's Board of Directors and are controlled by PPR.

         7. The individual defendants, by reason of their corporate directorships and executive positions, stand in a fiduciary position relative to the Company's public shareholders, whose fiduciary duties, at all times relevant herein, required them to exercise their best judgment, and to act in a prudent manner, and in the best interest of the Company's minority shareholders. Said defendants owed the public shareholders of Brylane the highest duty of good faith, fair dealing, due care, loyalty, and full, candid and adequate disclosure.

                            CLASS ACTION ALLEGATIONS

         8. Plaintiff brings this action on its own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all security holders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who


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are or will be threatened with injury arising from defendants' actions as more fully described herein.

         9. This action is properly maintainable as a class action.

         10. The class is so numerous that joinder of all members is impracticable. As of April 16, 1998, there were approximately 18,408,650 shares of Brylane common stock outstanding, of which approximately 50.1% of the common stock, is owned by holders other than defendant PPR and/or directors and officers of the Company.

         11. There are questions of law and fact which are common to the class and which predominate over questions affecting any individual class member. The common questions include, inter alia, the following: (a) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the class; (b) whether defendants are pursuing a scheme and course of business designed to eliminate the public securities holders of Brylane in violation of the laws of the State of Delaware in order to enrich PPR at the expense and to the detriment of the plaintiff and the other public stockholders who are members of the class; (c) whether the said proposed acquisition, hereinafter described, constitutes a breach of the duty of fair dealing with respect to the plaintiff and the other members of the class; and
(d) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

         12. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the


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other members of the class. Plaintiff will fairly and adequately represent the class. A class action is superior to any other type of adjudication of this controversy.

         13. Defendants have acted in a manner which affects plaintiff and all members of the class, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

         14. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

                             SUBSTANTIVE ALLEGATIONS

         15. On November 18, 1998, Brylane announced its financial results for the third quarter ending October 31, 1998. The Company did not meet analysts' estimates and warned that it expected fourth quarter sales to be sluggish. In response, Brylane's share price plunged approximately 23%.

         16. On December 2, 1998, PPR announced that it had offered to purchase the approximately 50.1% of Brylane common stock which it did not already own for $20.00 per share in cash. PPR owns approximately 49.9% of Brylane's outstanding common shares.

         17. Brylane also announced that it had formed a special committee of purportedly independent directors to evaluate the offer. However, given PPR's domination


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over the Company, the special committee is a sham and cannot be expected to protect the interests of PPR's public shareholder.

         18. The price of $20.00 per share to be paid to the class members is unconscionable, unfair and grossly inadequate consideration because, among other things: (a) the intrinsic value of the stock of Brylane is materially in excess of $20.00 per share, giving due consideration to the possibilities of growth and profitability of Brylane in light of its business, earnings and earnings power, present and future; (b) the $20.00 per share price is inadequate and offers only a minimal premium to the public stockholders of Brylane in light of the fact that Brylane's shares have traded at a price in excess of $60.00 within the past year; and (c) the $20.00 per share price is not the result of arm's length negotiations but was fixed arbitrarily by PPR to "cap" the market price of Brylane's stock, as part of a plan for PPR to obtain complete ownership of Brylane's assets and business at the lowest possible price.

         19. The proposed bid serves no legitimate business purpose of Brylane but rather is an attempt by defendants to unfairly benefit PPR from the transaction at the expense of Brylane's public stockholders. PPR is attempting to take advantage of a temporary downturn in Brylane's share price in order to enrich itself at the expense of the Company's public shareholders. The proposed plan will, for a grossly inadequate consideration, deny plaintiff and the other members of the class their right to share proportionately in the future success of Brylane and its valuable assets, while permitting PPR to real huge benefits from the transaction.

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         20. By reason of the foregoing acts, practices and course of conduct,
PPR has breached and continues to breach its duty as controlling stockholder of Brylane and the individual defendants have breached and continue to breach their duties as directors of Brylane, to the remaining stockholders including plaintiff and the other members of the class herein and are engaging in improper overreaching in attempting to carry out the proposed transaction.

         21. By reason of the foregoing, the individual defendants will violate their fiduciary duties to Brylane and the remaining stockholders of Brylane in the event that they fail to oppose the bid on the terms presently proposed.

         22. Plaintiff and the class have suffered and will suffer irreparable damage unless defendants are enjoined from breaching their fiduciary duties and from carrying out the aforesaid plan and scheme.

         23. Plaintiff and the other members of the class have no adequate remedy at law.

         WHEREFORE, plaintiff demands judgment against the defendants jointly and severally, as follows:

             (a) declaring this action to be a class action and certifying plaintiff as class representative;


             (b) enjoining, preliminarily and permanently, PPR's acquisition of the Brylane stock owned by plaintiff and the other members of the class under the terms presently proposed;


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             (c) to the extent, if any, that the transaction or transactions complained of are consummated prior to the entry of this Court's final judgment, rescinding such transaction or transactions, and granting, inter alia, rescissory damages;


             (d) directing that defendants pay to plaintiff and the other members of the class all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;


             (e) awarding the plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts, and

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             (f) granting plaintiff and the other members of the class such other and further relief as may be just and proper.

                                    ROSENTHAL, MONHAIT, GROSS
                                        & GODDESS, P.A.


                                       By: /s/
                                       ----------------------------------------
                                         P.O. Box 1070
                                         919 N. Market Street
                                         Suite 1401
                                         Mellon Bank Center
                                         Wilmington, Delaware  19899
                                         (302) 656-4433
                                         Attorneys for Plaintiff


OF COUNSEL:

BERNSTEIN LIEBHARD & LIFSHITZ
274 Madison Avenue
New York, NY  10016
(212)  779-1414



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